Financial Statements Prepared by AAA Homes Investments INC. for 2016

Revenues

Rent Income	0
Other Rent Income (coin laundry, late fees, ect)	0
Consulting	0
Property management	0
Investment Packages	0
Total Revenue	0

Cost of Goods Sold	0
Services	0
Total Cost of Goods Sold	0

GROSS PROFIT	0

Operating Expenses

Non Recurring	0
Payroll Taxes	0
Rent	0
Research and Development	0
Salaries and Wages	0
Sales and Marketing	0
Utilities	0
Other	0
Total Operating Expenses	**0**

OPERATING INCOME	**0**

Non-Operating or Other

	0
Interest Revenue	0
Interest Expense	0
Gain on Sale of Assets	0
Loss on Sale of Assets	0
Depreciation and Amortization	0
Other Gain	0
Other Loss	0
Total Non-Operating or Other	**0**

PRE-TAX INCOME	**0**

Taxes

Income Tax Exsense	0
NET INCOME	**$0.00**

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because AAA Home Investments INC. was incorporated in August 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

I, Noe perrin Fontana, certify the information presented above is accurate and true.

Signature: _____

Title: CEO

Date: 8/29/2016